Exhibit 99.1

AMEX: ROY	NR 07-14
TSX: IRC	June 13, 2007

INTERNATIONAL ROYALTY ADDED TO

STANDARD AND POOR’S TSX

GLOBAL GOLD INDEX

DENVER, COLORADO – June 13, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (“IRC”) reports that Standard and Poor’s (“S&P”) has added IRC to its S&P/TSX Global Gold Index a result of the Quarterly S&P/TSX Composite Index Review. The S&P/TSX Global Gold Index consists of 20 precious metal mining companies traded on the Toronto Stock Exchange. The change will be effective at the market open on Monday, June 18, 2007.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com